Exhibit 24

POWER OF ATTORNEY

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Adam L. Suttin, has authorized and designated James R. Black to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Mattress Firm Holding Corp. The authority of James R. Black under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of Mattress Firm Holding Corp., unless earlier revoked in writing. The undersigned acknowledges that James R. Black is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: November 17, 2011	/s/ Adam L. Suttin
Adam L. Suttin